                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                Amendment No. _

                                  HANNA, M.A.
                                     COMMON
                                CUSIP: 410522106

                               December 31, 1997

Check the following box if a fee is being paid with this statement _

            (1)     Names of Reporting Persons S.S. or I.R.S.            Wachovia Corporation
           Identification Nos. of Above Persons                          56-1473727
            (2)     Check the Appropriate Box if a Member of a Group     (a)N/A
           (See Instructions)
                                                                         (b)N/A
            (3)     SEC Use Only
            (4)     Citizenship or Place of Organization                 North Carolina
           Number of Shares Beneficially Owned by Each Reporting
           Person With
                             (5)    Sole Voting Power                                          38,012
                             (6)    Shared Voting Power                                     5,015,129
                             (7)    Sole Dispositive Power                                     38,012
                             (8)    Shared Dispositive Power                                        0

            (9)     Aggregate Amount Beneficially Owned by Each                             5,053,141
           Reporting Person
                    (10) Check if Aggregate Amount in Row 9 Excludes
                    Certain Shares (See Instructions)
           (11)     Percent of Class Represented by Amount in Row 9                  9.9%
           (12)     Type of Reporting Person
                    (See Instructions)                                                HC

ITEM 1 (A)       NAME OF ISSUER:

                        See cover page.

ITEM 1 (B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                        Suite 36-5000
                        200 Public Square
                        Cleveland, Ohio  44114-2304

ITEM 2 (A)       NAME OF PERSON FILING:

                 A.     See cover page.

ITEM 2 (B)       ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                 A.     100 North Main Street
                        Winston-Salem, North Carolina 27150-3099

ITEM 2 (C)       CITIZENSHIP:

                 A.     See cover page.

ITEM 2 (D)       TITLE OF CLASS OF SECURITIES:

                        See cover page.

ITEM 2 (E)       CUSIP NUMBER:

                        See cover page.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-3(B), CHECK WHETHER THE PERSON FILING IS A:

                 (G)    (X)    PARENT HOLDING COMPANY, IN ACCORDANCE WITH
                               240.13D-1(B)(II)(G) (NOTE: SEE ITEM 7)

ITEM 4           OWNERSHIP.

                 IF THE PERCENT OF THE CLASS OWNED, AS OF DECEMBER 31 OF THE YEAR COVERED BY THE STATEMENT, OR AS OF THE LAST DAY OF ANY MONTH DESCRIBED IN RULE 13D-1 (B)(2), IF APPLICABLE, EXCEEDS FIVE PERCENT, PROVIDE THE FOLLOWING INFORMATION AS OF THAT DATE AND IDENTIFY THOSE SHARES WHICH THERE IS A RIGHT TO ACQUIRE.

                 WACHOVIA CORPORATION

                 (A)       AMOUNT BENEFICIALLY OWNED:   See cover page

                 (B)       PERCENT OF CLASS:            See cover page

                 (C)       NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (I)       SOLE POWER TO VOTE OR TO DIRECT THE VOTE                     See cover page

                 (II)      SHARED POWER TO VOTE OR TO DIRECT THE VOTE                   See cover page

                 (III)     SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF        See cover page

                 (IV)      SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF      See cover page



ITEM 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                        N/A

ITEM 6           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                        N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 The securities to which this report relates are held by Wachovia Bank, N.A. (IRS Identification number 56-0927594) as trustee.

                 This filing should not be construed as an admission that the trustee or its parent, Wachovia Corporation, are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any securities covered by this statement.

ITEM 10          CERTIFICATION:

                 BY SIGNING BELOW, I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATE:  February 11, 1998

     FOR:   Wachovia Corporation


     BY:    /s/ Ricky B. Nicks
            -----------------------------------------
            Attorney-in-Fact
            Ricky B. Nicks, Executive Vice President
            Wachovia Operational Services Corporation
            (Authorized by Wachovia Corporation under a limited power of attorney filed with the Schedule 13G for Moore
            Products, Incorporated, CUSIP615836103, filed by Wachovia Corporation on February 11, 1998.)